Exhibit 99.2

October 7, 2016

The Committee of Disinterested Directors of
The Board of Directors
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

Lady and Gentleman,

I refer to our letter to the Board of Directors of Emmis Communications Corporation (“Emmis”) dated August 18, 2016, containing a proposal (the “Proposal”) by the Purchaser described therein to acquire all of the outstanding shares of Class A Common Stock of Emmis that are not beneficially owned by me or certain rollover investors at a cash purchase price of $4.10 per share. The Purchaser hereby extends the Proposal until October 14, 2016, at which point it will expire without any further action.

Our entire team looks forward to further discussions with the committee and its financial advisor and legal counsel to complete a mutually acceptable transaction. Should you have any questions, please contact us.

Very truly yours,

/s/ Jeff Smulyan

President, E Acquisition Corporation